PRESS RELEASE

FOR IMMEDIATE RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune strengthens scientific operations with the appointment of a new Scientific Advisory Board

Laval, Québec, Canada, October 15th, 2007, Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB), is pleased to announce the appointment of a dynamic new Scientific Advisory Board (the “Advisory Board”), comprised of 5 renowned scientists.

Neptune believes that the combined knowledge and experience of the new members of the Advisory Board will significantly contribute to Neptune’s scientifically driven growth.  Neptune feels privileged to build its new Scientific Advisory Board with a group of such distinguished scientists.

a.

Steven E. Nissen, M.D., MACC, is the Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology, Washington, DC. He previously served as the Medical Director of the Clinic’s Cardiovascular Coordinating Center. Dr. Nissen has stipulated that he receive no personal compensation for participation in the Advisory Board and that any consulting fees be paid directly to charity.

b.

Magdy M. Abdel-Malik, Ph.D., is the president of Quaestio Global Partners LLC (Quaestio GP), as the Director, Global External Opportunities, Pfizer Consumer Healthcare, Morris Plains, NJ. Dr. Abdel-Malik identified and secured external products and technologies achieving above-market growth for the $4B Pfizer Consumer Healthcare business.

c.

Thomas G. Hartman, Ph.D. has served for the past 22 years as Mass Spectrometry Lab Manager at the Rutgers University Center for Advanced Food Technology (CAFT).  Dr. Hartman has served as an analytical and technical consultant to over 250 companies and many government agencies.  He is a member of the American Society of Mass Spectrometry (ASMS), American Chemical Society (ACS) and the Agricultural and Food Chemistry Division, American Association for the Advancement of Science (AAAS) and Institute of Food Technologists (IFT).

d.

Demian Barbas B.Sc., Ph.D., has particular expertise in biochemistry, biotechnology, intellectual property law  and patents in life sciences. Dr. Barbas is currently practising at Ogilvy Renault LLP/S.E.N.C.R.L., s.r.l., and is a member of the American Society for Biochemistry and Molecular Biology (ASBMB) and an affiliate of the Intellectual Property Institute of Canada (IPIC).

e.

Melvin Dionne

B.Sc. Pharm., has been the president of Services Pharmaceutiques Melvin Dionne Inc since 1999. He has a strong background in regulatory affairs and quality control in the pharmaceutical industry, with particular expertise in pharmaceutical company compliance with Health Canada and FDA regulations for product and site licensing.

“I feel extremely honoured to be working with such an eminent group of scientists and profiting from their guidance and valuable advice while developing and building our product pipeline and growing in the nutraceutical and pharmaceutical worlds” said Dr. Tina Sampalis, Vice-President Research and Business Development of Neptune.

About Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the nutraceutical and pharmaceutical health and wellness market.

The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.

For further information contact:

US Contact: ROI Group LLC John Tsemberides 212 495-0743 john@roiny.com	Canada Contact: The Howard Group Grant Howard Toll free: 888-221-0915 infor@howardgroupinc.com www.howardgroupinc.com	Company Contact: Neptune Technologies & Bioressources Inc. André Godin V.P Administration and Finance a.godin@neptunebiotech.com www.neptunebiotech.com

The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from the historical results, from any future results expressed, or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.